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(CAROLINA FIRST BANCSHARES, INC. LOGO)

Dear Shareholder:

     I am very pleased to inform you of an important new benefit now being offered to those shareholders participating in the Dividend Reinvestment and Stock Purchase Plan ("Plan"). Effective July 1, 1999 the Plan will be opened to allow additional cash contributions over and above the quarterly cash dividend for those shareholders wishing to purchase Carolina First BancShares stock.

     This service is available on a monthly or quarterly basis for contributions of not less than $50 and up to $2,500 per month ($7,500 per quarter) above the quarterly dividend amount. Shareholders wishing to take advantage of this method of purchasing additional shares may do so by sending a check to the Transfer Agent each month (quarter) or by allowing the Bank to automatically deduct the amount from your account. Any Carolina First shareholder of record owning 50 or more shares of record is eligible to participate in the new Plan.

     We feel this will be a convenient and practical way for you to acquire additional shares of stock in the company. For those desiring to enroll in the Plan or to begin making additional cash purchases of shares, please complete the enclosed Enrollment Card and return to us as soon as possible so we can get you set up to start participation in this important shareholder service.

     Should you have any questions regarding the above, please contact Jan Hollar or Sue Stamey at 704-732-2222 or 800-272-0222.

                                          Sincerely,

                                          /s/ James E. Burt, III
                                          --------------------------------------
                                          James E. Burt, III
                                          President & CEO